

16006128

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT SEC
FORM X-17A-5 Mail Processing
PART III Section

MAR 07 2016

Washington DC



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SEC FILE NUMBER
8- 68216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__1/1/2015__ AND ENDING__12/31/2015__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forward Securities Inc   **OFFICIAL USE ONLY**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   **FIRM I.D. NO.**

101 California Street FL 16
_____
(No. and Street)

San Francisco   CA   94111
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver
_____
              (Name – if individual, state last, first, middle name)

24 Greenway Plaza, Suite 1800   Houston   TX   77046
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Drew Waddell_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Forward Securities LLC_____ , as

of ___December 31st_____ , 20 _15_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

___Controller_____

_____
Title

_____ *(please see attached CA acknowledgement)*
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT　　　　　　　　　**CIVIL CODE § 1189**

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California　　　　　　　　　　　　　　）
County of _San Francisco_　　　　　　　　　　）

On _February 29, 2016_ before me, _Nicole Lisa Strokon-Miller, Notary Public_
　　　　Date　　　　　　　　　　　　　　　_Here Insert Name and Title of the Officer_
personally appeared _____ _Andrew Waddell_ _____
　　　　　　　　　　　　　　　　　　Name(s) of Signer(s)

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

```
NICOLE LISA STROKON-MILLER
Commission # 2118725
Notary Public - California
San Francisco County
My Comm. Expires Aug 4, 2019
```

Signature _Ni. Strokon-Miller_
　　　　　Signature of Notary Public

Place Notary Seal Above

─────────────────── **OPTIONAL** ───────────────────
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _____ Document Date: _____
Number of Pages: _____ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____　　　　Signer's Name: _____
☐ Corporate Officer — Title(s): _____　☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General　　　☐ Partner — ☐ Limited ☐ General
☐ Individual　　☐ Attorney in Fact　　☐ Individual　　☐ Attorney in Fact
☐ Trustee　　☐ Guardian or Conservator　☐ Trustee　　☐ Guardian or Conservator
☐ Other: _____　　　　　☐ Other: _____
Signer Is Representing: _____　Signer Is Representing: _____
_____　　_____



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Forward Securities, LLC

We have audited the accompanying statement of financial condition of Forward Securities, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Partnership Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence of supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Forward Securities, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 29, 2016

AN INDEPENDENT MEMBER OF   **WEAVER AND TIDWELL, L.L.P.**   24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
BAKER TILLY INTERNATIONAL   CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS   **P:** 713.850.8787   **F:** 713.850.1673

Forward Securities, LLC
Statement of Financial Condition
December 31, 2015
(Confidential Treatment Requested)

Assets

Cash and cash equivalents	$ 397,778
Accounts receivable	525,302
Prepaid expenses and other assets	18,114
Total assets	$ 941,194

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$ 682,865
Payable to affiliate	58,889
Total liabilities	741,754
Member's equity	
Contributions, net	1,275,000
Accumulated deficit	(1,075,560)
Total member's equity	199,440
Total liabilities and member's equity	$ 941,194

The accompanying notes are an integral part of the financial statements.

1. Organization

Forward Securities, LLC (the "Company") was organized on August 11, 2006 under the laws of Delaware. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Forward Management, LLC ("Management"), a registered investment advisor with the Securities and Exchange Commission.

Management acts as investment advisor and provides other business-related services to Forward Funds, a Delaware statutory trust, (the "Funds") and other investment products. Forward Funds is an open-end management investment company registered under the Investment Company Act of 1940, as amended.

The Company was approved by FINRA to operate as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to market and distribute the Funds throughout the United States, Puerto Rico, Virgin Islands, and Guam. From April 15, 2012, the Company operates as the Funds' principal distributor. The Company has entered into distribution agreements with other brokers for the purpose of distributing the Funds' shares.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(1) of that Rule.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and money market accounts. The Company's cash and cash equivalents are on deposit with major U.S. banking institutions. Such deposits normally are in excess of federally insured limits. The Company periodically assesses the financial condition of these institutions and assesses credit risk.

Receivables
The Company's receivables arise primarily from 12b-1 distribution fees due from the Funds. These receivables are generally due and collected within 30 days. The Company does not require collateral.

The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable, historical experience, and other currently available evidence. If actual defaults are higher than the historical experience,

management's estimates of the recoverability of amounts due the Company could be adversely affected.

Fair Value Measurements
The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes
As a limited liability company, the Company is not subject to income taxes. Tax liabilities are instead paid by the member of the limited liability company. Income and losses are included in the tax return of the member. Accordingly, no provision for income taxes is included in the accompanying financial statements.

As a pass-through entity for tax purposes, the Company has minimal exposure to uncertain tax positions, limited to whether the Company is taxable in a particular jurisdiction. Management has evaluated the Company's exposure and has determined there are no uncertain tax positions where the Company's liability is probable and reasonably estimable, and therefore, no liabilities have been accrued at December 31, 2015.

Member's Equity and Limited Liability Company Agreement
The Company's operating agreement sets forth the respective rights and obligations of the sole member and provides for terms of its management and conduct of its affairs. The Company's Management Board is responsible for the management affairs of the entity.

3. **Related Parties**

The Company entered into an Administrative Services Agreement with Management whereby, Management provides certain administrative and other services to the Company for a monthly fee determined annually. The Company does not have its own employees. Periodically, the Company and Management review the monthly fee calculation to ensure the fee is commensurate with the level of services provided, including time worked by allocated Management employees.

During 2012, the Company entered into a Shareholder Servicing Agreement ("SSA") and an Unencumbered 12b-1 Agreement ("12b-1 Agreement") with Management whereby, Management performs certain services for the Funds. Under the SSA, the fee paid to Management shall not exceed on an annual basis 0.10% on certain Institutional Class shares of the Funds. Under the 12b-1 Agreement, the excess 12b-1 payments not otherwise paid to third parties will be paid to Management for eligible 12b-1 expenses.

Underwriting concessions received by the Company are periodically reimbursed to Management as all distribution-related expenditures are incurred by Management. The total amount of underwriting concessions reimbursed to Management was $95,774.

Affiliate payables and receivables represents administrative service fees, unencumbered 12b-1, underwriting concessions, collected contingent deferred sales charges, and any expenses to be reimbursed or refunds to be received by the Company from Management.

4.   **Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}\%$ of aggregate indebtedness, as defined.

At December 31, 2015, the Company had net capital, as defined under Rule 15c3-1, of $181,326 and excess net capital of $131,876. The ratio of aggregate indebtedness to net capital was 4.09 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(1) of that rule.

5.   **Liabilities Subordinated to Claims of General Creditors**

During the year ended December 31, 2015, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

6.   **Subsequent Events**

The Company has evaluated subsequent events through February 29, 2016, which is the date the financial statements were available to be issued and determined that no events have occurred subsequent to December 31, 2015 that would require additional disclosure.